                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 GOTO.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    38348T107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Todd Tappin
                             Chief Financial Officer
                                 GoTo.Com, Inc.
                              74 North Pasadena Avenue
                                   3rd Floor
                           Pasadena, California 91103
                                 (626) 685-5600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 3, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /.

                        (Continued on the following page)



                               Page 1 of 11 Pages

                                  SCHEDULE 13D

-------------------------                        -------------------------------
   CUSIP NO. 38348T107                                     PAGE 2 OF 11
-------------------------                        -------------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         WILLIAM GROSS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /

                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                   13,369,076 SHARES
REPORTING PERSON        --------------------------------------------------------
WITH                     8      SHARED VOTING POWER

                                3,033,684 SHARES
                        --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                13,369,076 SHARES
                        --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,033,684 SHARES
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,402,760 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                        -------------------------------
   CUSIP NO. 38348T107                                     PAGE 3 OF 11
-------------------------                        -------------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         BILL GROSS' IDEALAB!
         TAX I.D. NO. 95-4569774
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /

                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                   13,367,331 SHARES
REPORTING PERSON        --------------------------------------------------------
WITH                     8      SHARED VOTING POWER

                                3,033,684
                        --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                13,367,331 SHARES
                        --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,033,684
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,401,015 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         36.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                        -------------------------------
   CUSIP NO. 38348T107                                     PAGE 4 OF 11
-------------------------                        -------------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         IDEALAB! HOLDINGS, L.L.C.
         TAX I.D. NO. 95-4729649
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /

                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                   13,367,331 SHARES
REPORTING PERSON        --------------------------------------------------------
WITH                     8      SHARED VOTING POWER

                                0
                        --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                13,367,331 SHARES
                        --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,367,331 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                                                                    Page 5 of 11
ITEM 1.           SECURITY AND ISSUER.

                  This Amendment No. 2 to the Statement on Schedule 13D (the "Amendment No. 2") filed by Bill Gross, Bill Gross' idealab!, a California corporation ("idealab!"), and idealab! Holdings, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of idealab! ("idealab! Holdings," and together with Bill Gross and idealab!, the "Reporting Persons") amends and supplements the Statement on Schedule 13D (the "Initial Filing") filed on January 3, 2000, as amended and supplemented pursuant to Amendment No. 1 filed by the Reporting Persons on January 20, 2000 (collectively with the Initial Filing, the "Schedule 13D"), relating to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of GoTo.Com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103.

                  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.           IDENTITY AND BACKGROUD.

                  (a) This statement is being filed jointly by Bill Gross, idealab! and idealab! Holdings.


                  (b) The address of the Reporting Persons' principal office or residence is 74 North Pasadena Avenue, 3rd Floor , Pasadena, California 91103. The names, business addresses and principal businesses of each of the directors and executive officers of each of idealab! and idealab! Holdings are set forth on SCHEDULE I hereto and incorporated by reference herein.

                  (c) The principal business of idealab! and idealab! Holdings is the creation and operation of internet businesses.

                  (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, as applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, as applicable, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) To the best knowledge of idealab! and idealab! Holdings, each of their executive officers and directors is a United States citizen. Bill Gross is a United States citizen.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby amended by adding the following:

                  On March 3, 2000, idealab! and the Company entered into a Stockholder Agreement (the "Stockholder Agreement"). A copy of the Stockholder Agreement is attached hereto as Exhibit 11 and incorporated by reference herein.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, idealab! Capital Partners I-A, L.P., a Delaware limited partnership ("ICP I-A") is the record owner of 2,262,134 shares of Common Stock, and idealab! Capital Partners I-B, L.P., a Delaware limited partnership ("ICP I-B") is the record owner of 410,550 shares of Common Stock. Mr. Gross may be deemed the beneficial owner of the shares owned by ICP I-A and ICP I-B in his capacity as a Managing Member of idealab! Capital Management I, L.L.C., a Delaware limited liability company ("ICM") which is the general partner of ICP I-A and ICP I-B and shares voting and investment power over shares held beneficially by ICM. Mr. Gross also is the direct and beneficial owner of 1,745 shares of Common Stock. idealab! Holdings is the direct and beneficial owner of 13,367,331 shares of Common Stock, which constitute approximately 29.4% of the 45,532,469 outstanding shares of Common Stock as of September 30, 1999. idealab! may be deemed to benefcially own the shares of Common Stock owned by idealab! Holdings, which is the wholly-owned subsidiary of idealab!. Mr. Gross may also be deemed to beneficially own the shares held by idealab! Holdings in his capacity as the Chairman of the Board of Directors and President of idealab! and exercises voting and investment power over shares held beneficially by idealab! Holdings. As of March 6, 2000, certain executive officers and directors of the Reporting Persons owned an aggregate of approximately 439,731 shares of Common Stock. The Reporting Persons disclaim any beneficial interest in such shares.

                  (b) The Reporting Persons have sole or shared power to vote or direct the vote, and to dispose or to direct the disposition of the 13,369,076 shares of Common Stock that they own of record or may be deemed to beneficially own.

                  (c) Except as described in Item 4 above, there have not been any transactions in the shares of Common Stock effected by or for the account of either of the Reporting Persons or any executive officer or director of either of the Reporting Persons during the past 60 days.

                  (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned of record or beneficially owned by either of the Reporting Persons.

                  (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Schedule 13D is hereby amended by adding the following:

                  The information set forth in the last paragraph of Item 4 is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit 1.(1)     Joint Filing Agreement, dated as of January 3, 2000.

         Exhibit 2.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Kline Hawkes California SBIC.

         Exhibit 3.(1)     Stock Purchase  Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Howard L. Morgan.

         Exhibit 4.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Oliver A. McBryan.

         Exhibit 5.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Bob Kavner.

         Exhibit 6.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and William S. Elkus.

         Exhibit 7.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Bruce Hendricks.

         Exhibit 8.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Moore Global Investments, Ltd., Multi-Strategies Fund Ltd., Remington
                           Investments Strategies, L.P. and Multi-Strategies Fund L.P.

         Exhibit 9.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Jim Armstrong.

         Exhibit 10.(2)    Stock Purchase Agreement, dated as of January 17, 2000, by and between Bill Gross'
                           idealab! and idealab! Capital Partners I-B, L.P.

         Exhibit 11.       Stockholder Agreement, dated as of March 3, 2000, by and between Bill Gross' idealab!
                           and GoTo.com, Inc.

         Exhibit 12.       Joint Filing Agreement, dated as of March 6, 2000.


-----------------

(1)      Previously filed on Schedule 13D, dated January 3, 2000.

(2)      Previously filed on Amendment No. 1 to Schedule 13D, dated January 20,
         2000.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 6, 2000                        BILL GROSS
                                            /s/  BILL GROSS
                                            ------------------------------


Dated:  March 6, 2000                       BILL GROSS' IDEALAB!


                                            By: /s/   BILL GROSS
                                               ----------------------------
                                               Name:  Bill Gross
                                               Title: Chairman of the Board
                                                      and President

Dated:  March 6, 2000                       IDEALAB! HOLDINGS, L.L.C.


                                            By: /s/ BILL GROSS
                                               ----------------------------
                                               Name:  Bill Gross
                                               Title: Managing Member

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              BILL GROSS' IDEALAB!

                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Bill Gross' idealab! is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Bill Gross' idealab!, 130 West Union Street, Pasadena, California 91103.





      NAME AND BUSINESS                      POSITION WITH BILL GROSS'              PRINCIPAL OCCUPATION, IF OTHER THAN AS
      ADDRESS                                IDEALAB!                               EXECUTIVE OFFICER OF BILL GROSS' IDEALAB!
      -----------------------------------    ----------------------------------     ----------------------------------------
      Bill Gross                             Chairman of the Board and
                                             President

      Lawrence Gross                         Vice-Chairman and Director

      Robert Kavner                          Vice-Chairman and Director

      Howard Morgan                          Vice-Chairman and Director

      Thomas Hughes                          Director

      Marcia Goodstein                       Vice-Chairman,
                                             Chief Operating Officer and
                                             Director

      Bradley O. Ramberg                     Vice-President and
                                             Chief Financial Officer

      Douglas McPherson                      Vice-President and
                                             General Counsel


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            IDEALAB! HOLDINGS, L.L.C.

                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of idealab! Holdings, L.L.C. is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is idealab! Holdings, L.L.C., 130 West Union Street, Pasadena, California 91103.




                                                                                   PRINCIPAL OCCUPATION, IF OTHER THAN AS
      NAME AND BUSINESS                      POSITION WITH IDEALAB! HOLDINGS,      EXECUTIVE OFFICER OF IDEALAB!
      ADDRESS                                L.L.C.                                HOLDINGS, L.L.C.
      -----------------------------------    ----------------------------------     ----------------------------------------
      Bill Gross' idealab!                   Member

      Bill Gross                             Managing Member


                                  EXHIBIT INDEX


         Exhibit 1.(1)     Joint Filing Agreement, dated as of January 3, 2000.

         Exhibit 2.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Kline Hawkes California SBIC.

         Exhibit 3.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Howard L. Morgan.

         Exhibit 4.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Oliver A. McBryan.

         Exhibit 5.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Bob Kavner.

         Exhibit 6.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and William S. Elkus.

         Exhibit 7.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Bruce Hendricks.

         Exhibit 8.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Moore Global Investments, Ltd., Multi-Strategies Fund Ltd., Remington
                           Investments Strategies, L.P. and Multi-Strategies Fund L.P.

         Exhibit 9.(1)     Stock Purchase Agreement, dated as of December 23, 1999, by and between Bill Gross'
                           idealab! and Jim Armstrong.

         Exhibit 10.(2)    Stock Purchase Agreement, dated as of January 17, 2000, by and between Bill Gross'
                           idealab! and idealab! Capital Partners I-B, L.P.

         Exhibit 11.       Stockholder Agreement, dated as of March 3, 2000, by and between Bill Gross' idealab!
                           and GoTo.com, Inc.

         Exhibit 12.       Joint Filing Agreement, dated as of March 6, 2000.



         --------------------

(1)      Previously filed on Schedule 13D, dated January 3, 2000.

(2)      Previously filed on Amendment No. 1 to Schedule 13D, dated January 20,
         2000.